# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics, Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/24/2026
Amends the filing with accession number 0001829126-26-004104
Filed by CIK 0002120637
Persons authorized to receive notices and communications: Yun Yao, 8404 / 70 Southbank Boulevard, Southbank VIC, Australia (C3), 3006, 0426 454 615

## Reporting persons
- Yao Yun (CIK 0002120637): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: personal funds (PF); sole voting power 41,991,000; shared voting power 0; sole dispositive power 41,991,000; shared dispositive power 0; aggregate amount beneficially owned 41,991,000 (31.51% of the class)
  Comment: Yun Yao beneficially owns 41,991,000 shares of the Issuer's Common Stock. Such shares were acquired pursuant to the Securities Purchase Agreement, dated as of March 19, 2026 (the "Purchase Agreement"), and were issued upon the conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the closing of the transaction on March 23, 2026. All percentage calculations herein are based on 133,242,324 shares of Common Stock outstanding of the issuer as of June 24, 2026, based on information provided in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2026. Please also refer to the Schedule 13D filed by Yun Yao on behalf of Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang and Lina Deng with the Securities and Exchange Commission on March 30, 2026 and all amendments to date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Indaptus Therapeutics, Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Comment: Explanatory Note. This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Indaptus Therapeutics Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed by Yun Yao ("Reporting Person") on behalf of Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang, and Lina Deng with the Securities and Exchange Commission ("SEC") on March 30, 2026, as amended by Amendment No. 1 filed on April 29, 2026 to report the disbandment of such group (collectively, the "Initial Schedule 13D", and as amended and supplemented by this Amendment No. 2, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Ms. Yun Yao, an individual.
Residence or business address: Ms. Yao's address is 8404 / 70 Southbank Boulevard, Southbank VIC 3006, Australia.
Present principal occupation or employment: Ms. Yao's present principal occupation is private investor.
Criminal convictions in the last five years: During the last five years, Ms. Yao has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Ms. Yao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ms. Yao is a citizen of the Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Series AAA Preferred Stock was purchased by Ms. Yao pursuant to the Securities Purchase Agreement, dated as of March 19, 2026 (the "Purchase Agreement") between David Lazar, Yun Yao, Sino Lion Ventures Limited, Junyi Dai, Ting Yang, and Lina Deng. The Purchase Agreement closed on March 23, 2026. Ms. Yao used personal funds in the aggregate amount of $4,317,206.43 to fund her purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 in the Initial Schedule 13D is incorporated herein by reference.

This Amendment No. 2 is being filed to report a decrease of more than 1% in the percentage of the outstanding Common Stock beneficially owned by the Reporting Person, resulting solely from the increase in the number of shares of Common Stock issued and outstanding upon the closing of the Issuer's private placement on June 17, 2026. The Reporting Person did not acquire or dispose of any shares of Common Stock in connection therewith.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As of the date hereof, there are 133,242,324 shares of Common Stock outstanding as of June 24, 2026, as calculated based on the Issuer's Form 8-K filed with the SEC on June 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth the number of Common Stock as to which the Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power
Yun Yao 41,991,000.00 0 41,991,000.00 0
Transactions in the class effected during the past sixty days: The Reporting Person have not effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 in the Initial Schedule 13D is incorporated herein by reference. The information set forth in Item 3 and Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Yao Yun: /s/ Yun Yao, Yun Yao (06/26/2026)